Filed by Arch Wireless, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Arch Wireless, Inc. Commission File No. 001-14248

Subject Company: Metrocall Holdings, Inc. Commission File No. 0-21924

     In connection with a proposed business combination transaction, Wizards-Patriots Holdings, Inc., the holding company in the proposed transaction (“Parent”), intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Investors of Arch Wireless, Inc. (“Arch”) and Metrocall Holdings, Inc. (“Metrocall”) are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about Parent, Arch and Metrocall and the proposed transaction. Investors may obtain a free copy of these materials (when they are available) and other documents filed by Parent, Arch and Metrocall with the Securities and Exchange Commission at the SEC’s website at www.sec.gov. A free copy of the joint proxy statement/prospectus, when it becomes available, also may be obtained from Arch Wireless, Inc., care of Bob Lougee, Lougee Consulting Group, 7 Bridgeton Way, Hopkinton, MA 01748, (tel.: 508-435-6117), or Metrocall Holdings, Inc., 6677 Richmond Highway, Alexandria, Virginia 22306, Attention: Shirley White (tel.: 703-660-6677). Investors also may access free copies of the documents filed with the SEC by Arch on Arch’s website at www.arch.com or upon written request to Arch at its address listed above, and investors may access free copies of the documents filed with the SEC by Metrocall on Metrocall’s website at www.metrocall.com or upon written request to Metrocall at its address indicated above.

     Arch and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Arch stockholders. The directors and executive officers of Arch include: William E. Redmond, Jr., Richard A. Rubin, Samme L. Thompson, James V. Continenza, Eric Gold, Carroll D. McHenry, Matthew Oristano, J. Roy Pottle and C. Edward Baker, Jr. Collectively, as of March 26, 2004, the directors and executive officers of Arch beneficially owned approximately 9.8% of the outstanding shares of the company’s common stock. Stockholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

     Metrocall and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Metrocall. The directors and executive officers of Metrocall include: Vincent D. Kelly, Royce Yudkoff, Eugene I. Davis, Nicholas A. Gallopo, David J. Leonard, Brian O’Reilly, Steven D. Scheiwe, George Z. Moratis and Stan Sech. Collectively, as of March 26, 2004, the beneficial ownership of the directors and executive officers of Metrocall was approximately 3.1%. Stockholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

     Set forth below are written materials relating to the merger first published on or after the date hereof. These materials contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations and beliefs of the management of Arch and Metrocall and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in these materials include statements about future financial and operating results, synergies and the proposed merger of Arch and Metrocall. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed therein.

     Risks and uncertainties pertaining to the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the ability of Arch and Metrocall to obtain the stockholder and regulatory approvals required for the merger; the new company’s ability to successfully integrate the businesses of the two companies; unexpected costs involved in the merger or in the new company’s ability to achieve cost-cutting synergies; the impact of uncertainty surrounding the merger on the businesses of the two companies; the impact of competition or marketplace trends on the market for the companies’ products; and deterioration in the business of Arch or Metrocall prior to closing. Additional economic, business, competitive and/or regulatory factors affecting Arch’s and Metrocall’s businesses generally that may cause actual results to differ materially are discussed in their respective filings with the SEC, including their Annual Reports on Form 10-K for the fiscal year ended December 31, 2003. Arch and Metrocall do not undertake any obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

Employee Talking Points for Responding to Customers Regarding the Merger

What to say when asked by a customer about the merger announcement:

“On March 29, Arch and Metrocall, two of the nation’s largest wireless messaging companies, announced an agreement to merge into a new combined company. The combined company will have significant financial, operational and competitive advantages over either Arch or Metrocall as stand-alone companies. It will also be able to provide our customers with the industry’s broadest range of paging and wireless messaging products and services.

“For the time being, however, absolutely nothing changes for you or any Arch customer, because it is expected to take six months or longer to complete the merger. When the merger is completed, we will do everything we can to make the transition easy for you and to provide the best possible service.”

Answers to specific questions that customers might ask:

Q:	As a customer, how should I view this merger?

A:	Very favorably. The merger will create a company with a superior selection of paging and advanced messaging products and services, supported by a significantly broader sales and customer service presence. It will combine the best of both companies to serve you better.

Q:	Does the merger mean I should move my account from one company to the other?

A:	No. It is not necessary to move your account or take any other steps as an Arch customer. Employees, operational resources and technical resources from both companies will be part of the new organization.

Q:	Will the merger disrupt my service or be a hassle for me?

A:	No. We don’t expect the transition to be disruptive for our customers. In fact, for most customers, it will be virtually transparent.

Q:	Will the merger result in a financially stronger company?

A:	Yes. The merger, should it be approved, would create a combined entity with a strong balance sheet and overall financial condition. We think our customers will benefit from this over time.

Q:	I do business with both companies; who should I work with now?

A:	Please continue to work with representatives of both companies.

Q:	Will I have to change my pager number(s)?

A:	No. Your pager number will stay the same.

Q:	Who is my sales representative?

A:	Your sales representative will not change.